Contact

www.linkedin.com/in/jamescwoods (LinkedIn)
mateveza.com (Company)

Jim Woods

Founder of Woods Beer & Wine Co.
San Francisco, California, United States

Experience

Woods Beer & Wine Co.
Founder
November 2006 - Present (16 years 11 months)

RREEF / DB Real Estate
Acquisitions Analyst
2005 - 2009 (4 years)

Education

University of California, San Diego
Bachelor of Science, Management Science · (1999 - 2003)